June 7, 2018

Ameer I. Ahmad, Esq.
Mayer Brown LLP
71 South Wacker Drive
Chicago, Illinois 60606

       Re:    RMG Networks Holding Corporation
              Schedule 13E-3 filed by RMG Networks Holding Corporation, SCG Digital,
                LLC, SCG Digital Merger Sub, Inc., SCG Digital Financing, LLC,
SCG
                Digital Holdings, LLC, White Knight Capital Management LLC, The Gregory H. Sachs Revocable Trust UDT Dtd. 4/24/98, 2011 Sachs
Family
                Trust, Gregory H. Sachs, and Sachs Capital Group LP
              Filed May 10, 2018
              File No. 005-86187

              Preliminary Proxy Statement on Schedule 14A
              Filed May 10, 2018
              File No. 001-35534

Dear Mr. Ahmad:

       We have reviewed the filings referenced above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

       Please respond to this letter by amending the filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to the filings and the information you provide in response to these comments, we may have additional comments. Please note that capitalized terms used but not defined herein have the meanings ascribed to them in the filings.

Schedule 13E-3

1. Disclosure in this filing and in the preliminary proxy statement indicates that adoption and approval of the merger agreement requires the affirmative vote of what is often referred to as a "majority of the minority." However, the disclosure also indicates that
       "Parent and the Company may, if they choose, elect to waive" such voting requirement.
       Please revise the disclosure to include more information about the circumstances under which Parent and the Company expect to waive such requirement and the anticipated
 Ameer I. Ahmad, Esq.
June 7, 2018
Page 2


       timing of such waiver. Please also explain from where this right to waive arises, as the merger agreement does not appear to address the possibility of a waiver.

2. We note the disclosure regarding the potential for SCG Digital Holdings to enter into new rollover agreements with new rollover investors. Please advise us as to how any communications made in connection with such agreements have not constituted and would not constitute "solicitations" for purposes of Regulation 14A, and if such communications have constituted or would constitute solicitations, how the filing persons have complied with and will comply with Rule 14a-3.

3. It is inappropriate to disclaim that any Filing Person is an "affiliate" of the Company.
       Please revise.

Item 7. Purposes, Alternatives, Reasons and Effects

4.     The cross-referenced sections of the proxy statement included in subpart
(b) do not
       appear to address the disclosure required by Item 1013(b) of Regulation M-A. Please revise the underlying disclosure accordingly.

Preliminary Proxy Statement on Schedule 14A

Questions and Answers about the Special Meeting and the Merger, page 14

5. Please revise the disclosure to consolidate this section and the Summary Term Sheet into one section that avoids duplication of disclosure. Refer to Item 1001 of Regulation M-A.

6. We note the disclosure on page 17 that indicates that nominees other than broker nominees are able to cast broker non-votes. The same disclosure appears on page 68.
       Please advise us of the support on which the Company relied to conclude that non-broker nominees may remain eligible to submit broker non-votes, or otherwise revise to clarify that only a broker may submit a broker non-vote.

Background of the Merger, page 20

7.     Please advise us as to why Mr. Sachs did not file an amendment to his
Schedule 13D
       (filed June 2, 2015) in connection with the events of November 17, 2017, or the events of
       January 22, 2018.

8. We note the references to the involvement of Carl Marks. Please advise us as to whether
       Carl Marks prepared any reports, opinions or appraisals materially related to the transaction. Refer to Item 1015 of Regulation M-A. Please also advise us as to what consideration you have given to disclosing fees paid to Carl Marks in connection with the transaction. Refer to Item 1011(c) of Regulation M-A.
 Ameer I. Ahmad, Esq.
June 7, 2018
Page 3


Reasons for the Merger; Recommendation of the Special Committee and of Our Board of
Directors; Fairness of the Merger, page 30

9. We note disclosure that each of the special committee and the board of directors considered the Lake Street fairness opinion. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. Refer to Question 20 of Exchange Act Release No. 34-17719 (April 13,
       1981). Please revise to state, if true, that the special committee and the board of directors adopted Lake Street's analyses as their own. Alternatively, revise the disclosure to include disclosure responsive to Item 1014(b) of Regulation M-A and to address the factors listed in instruction 2 to Item 1014.

10. Please address how any filing person relying on the Lake Street opinion was able to reach the fairness determination as to unaffiliated security holders given that the fairness opinion addressed fairness with respect to the non-rolling stockholders in the merger pursuant to the merger agreement, rather than fairness with respect to all security holders unaffiliated with the Company. In this respect, we note that all of your officers and directors are affiliates of the Company.

11. We note that the median implied equity value per shares calculated by Lake Street in the
       SOTP analysis with both 2017 and 2018 revenues and in the precedent transaction analysis is significantly above the merger price. We further note that these analyses constitute the majority of Lake Street's analyses. Please address here what consideration the special committee and board gave to this fact in reaching their fairness determination and whether the committee or board inquired of Lake Street as to these results.

12. Related to the first comment in this letter, on page 33 the disclosure cites the majority-of-
       the-minority vote condition as a positive factor in the special committee's determination of fairness, yet neither here nor in the list of countervailing factors does the disclosure cite the ability to waive the condition. Please advise.

13. We note the disclosure on page 34 that states, "in any event, the special committee did not believe that such trading prices were indicative of the then-current fundamental value of the Company." Please provide additional disclosure as to why the special committee took this view.

Purposes, Reasons and Plans of the Parent Parties, page 38

14. Please revise the first sentence of this section to remove doubt as to whether the Parent
       Parties are affiliates of the Parent.
 Ameer I. Ahmad, Esq.
June 7, 2018
Page 4


Projected Financial Information, page 39

15. This section contains various references to "this proxy statement/prospectus." Please revise to clarify that the proxy statement is not also a prospectus.

Opinion of Lake Street Capital Markets, LLC, page 41

16. We note the disclosure on page 42 that Lake Street reviewed a draft of the definitive merger agreement dated March 20, 2018, and the disclosure on page 43 that Lake Street
       "assumed that the executed documents for the merger...will be in all material respects identical to the draft merger documents reviewed by Lake Street." We also note that the fairness opinion itself, included in the filing as Annex B, suggests that a more recent draft of the merger agreement was reviewed by Lake Street. Please clarify.

17. Please clarify why Tech Data Corporation is mentioned twice in the list of Selected
       Product Companies on page 45 and in the corresponding page on the presentation filed as an exhibit to the Schedule 13E-3. Also, revise to explain whether the inclusion of one company twice affected the analysis in any way.

18. Please revise to disclose the data underlying the results described in the analyses and to show how that information resulted in the values disclosed. For example, disclose (i) the values and estimates that resulted in each multiple on page 47 with respect to the SOTP analysis, (ii) the transaction data from each transaction in the precedent transaction analysis, and (iii) the data used in the discounted cash flow analysis. Also, with respect to the discounted cash flow analysis, revise your disclosure to show how Lake Street arrived at the reference ranges from the projected financial data.

19. Refer to the discounted cash flow analysis. Please explain the basis for Lake Street's use of (i) an enterprise value to revenue multiple of 0.75x, (ii) discount rates ranging from
       22% to 24%, and (iii) terminal enterprise value to revenue multiples ranging from 0.6x to
       0.9x.

20. With respect to the SOTP analysis and the precedent transaction analysis, please explain how Lake Street considered the median results of those analyses in arriving at its fairness opinion, given that those results indicate a higher transaction price than the merger price.

Position of the Parent Parties as to the Fairness of the Merger, page 49

21. We note the second bullet point on page 50. Please disclose to what extent the Parent
       Parties also considered, in determining the fairness of the merger to unaffiliated security holders, the $1.47 closing price of the Company's common stock on April 2, 2018.

22. Also, tell us, with a view toward revised disclosure, whether the Parent Parties considered the ability of the parties to waive the majority-of-the-minority vote condition in making their fairness determination.
 Ameer I. Ahmad, Esq.
June 7, 2018
Page 5



Interests of the Company's Directors and Officers in the Merger, page 51

23. Please disclose the proceeds to be received by each director and officer as a result of the merger, whether from the sale of shares or payment for any options, warrants, rights or similar securities.

Certain Effects of the Merger, page 56

24. We note, in footnote 3 on page 58, the disclaimer of beneficial ownership "except to the extent of [Mr. Sachs's] pecuniary interest therein (if any)." Similar disclosure appears in footnotes on pages 97 and 98. Please note that beneficial ownership is not determined based on pecuniary interest. Refer to Rule 13d-3(a). Please revise.

Form of Proxy Card

25. Please revise the form of proxy to clearly identify it as being preliminary. Refer to Rule
       14a-6(e)(1) of Regulation 14A.

        Please contact David Plattner, Special Counsel, at (202) 551-8094, or me, at (202) 551-
3619 if you have any questions regarding our comments.

                                                             Sincerely,

                                                             /s/ Daniel F.
Duchovny
                                                             Daniel F. Duchovny
                                                             Special Counsel
                                                             Office of Mergers
and Acquisitions